Exhibit 99.1

Enlight Expands Its Executive Leadership Team

Gilad Yavetz, founder of Enlight, to serve as Executive chairman of the board

Adi Leviatan to be appointed CEO, bringing a proven track record of executive leadership from leading global companies; Yair Seroussi to serve as vice chairman

This step, grounded in strength, and promising continuity and expansion, marks the next milestone in Enlight’s roadmap towards becoming a global leader in renewable energy

Enlight today announced the expansion and strengthening of its senior leadership team.
Gilad Yavetz, Enlight’s Co-Founder and current CEO, will transition to a full-time role as Executive Chairman of the Board, and Adi Leviatan will be appointed as the company’s next CEO. Leviatan brings more than two decades of senior executive experience in global corporations. In her most recent role at 3M, a longtime member of the Fortune 100, she led a business division with approximately 700 employees across five continents and annual revenues of $1.5 billion.

Gilad Yavetz, who has led Enlight to its position as the market leader in Israel and a key international player, will continue working closely with the CEO, board, leadership team and employees to further scale Enlight’s business. As Chairman, he will remain fully engaged and committed to Enlight’s continued growth—while preserving what makes Enlight unique: outstanding execution, full transparency, unwavering integrity, and a deep commitment to quality.

Yair Seroussi, who has served as Chairman of the Board for the past seven years, will assume the role of Vice Chairman. Seroussi will continue to support Enlight’s executive management and subsidiaries, contributing his extensive expertise in strategy and finance.

The transition, effective October 1, 2025, comes as Enlight stands at its strongest point to date—with an organizational, operational, and leadership infrastructure primed for significant growth. Alongside the development of new business growth engines and consistently strong results, Enlight has taken major strategic steps to build a strong leadership platform. This includes strengthening the senior executive team, appointing General Managers to key business and regional units, building a best-in-class integrated quality and information management system, and developing a top-performing energy management platform. Enlight has cultivated a strong and diverse leadership team—one that combines long-serving internal talent with senior professionals who joined from leading global firms.

The transition of Gilad Yavetz into the role of Executive Chairman, alongside the appointment of Adi Leviatan as CEO - bringing deep and global experience from a Fortune 100 industrial and technology company, as well as 15 years of senior leadership at McKinsey & Company, the world’s leading strategy consulting firm - marks the natural next step in Enlight’s global expansion.

Gilad Yavetz, Co-Founder and Incoming Chairman: “Today marks the next step in Enlight’s remarkable journey to becoming one of the largest and most influential companies in its field. As we enter a new phase of global growth, I have every confidence that Adi is the right person to lead Enlight forward. She brings exceptional leadership and strategic experience from McKinsey & Company and from 3M, where she served as a senior executive and one of the company’s top leaders. 3M has long been a source of inspiration for Enlight - an iconic industrial company, a pillar of the Dow Jones, and a launchpad for global executive talent. It exemplifies what it means to build a company that is built to last.

This leadership transition is a step of continuity and strengthening. It reflects our deep commitment to long-term excellence, integrity, and shareholder value. "I look forward to working closely with Adi in my new role as Executive Chairman, and I am confident that with her as CEO, together with a strong and experienced management team and a deeply engaged board, we have put in place the right leadership foundation to take Enlight to new heights. I am grateful to continue this path alongside Yair Seroussi, my mentor and friend; Amit Paz, the company’s co-founder; and the senior leadership from our founding generation, who continue to push and accelerate the company every day. Above all, with the people of Enlight, whose dedication, creativity, and professionalism continue to be the beating heart of the company."

Adi Leviatan, incoming CEO: “I am deeply honored and excited to step into the role of CEO of Enlight, a leading force in the renewable energy sector. It is a privilege to join the company at such a pivotal moment in its evolution, as it continues to establish itself as one of the world’s leading players in the renewable energy space. I will lead the company forward with a deep commitment to the values and vision set by its founders—Gilad Yavetz, Amit Paz, and Tzafrir Yoeli; to the employees of Enlight, whose dedication has brought the company to where it is today; and to our investors, who continue to march on this shared path with us. I thank Yair Seroussi, Gilad Yavetz, and the Board for their trust, and I am confident that together we will keep advancing, evolving, and reaching new heights."

Yair Seroussi, Incoming Vice Chairman: “The past seven years as Chairman of Enlight have been a remarkable journey of rapid growth. During this time, Enlight has become a global leader with uniquely Israeli DNA, combining strong values, entrepreneurial spirit, and uncompromising professionalism. It is no coincidence that our market cap has grown from $200 million to $3 billion over this period. We are now entering the next chapter in building a world-class company poised for continued growth. The combination of Gilad - an entrepreneur and founder who led the company with talent and resolve and now steps into the role of Chairman, and Adi, who brings deep experience from leading global firms, marks a pivotal step in the life of this exceptional company. I am proud to remain part of it and look forward to contributing my experience while continuing to learn from Enlight’s outstanding leaders.”

The Company will conduct two conference calls, one in English and one in Hebrew. Management will deliver prepared remarks followed by a question-and-answer session. Participants may join by conference call or webcast:

English Conference Call & Webcast

The conference call in English will be held at: 8:00am Eastern Time / 3:00pm Israel Time.

Please pre-register to join the live conference call: https://enlightenergy-co-il.zoom.us/webinar/register/WN_EPkm-QfMTWKA5LJqsgjOSA

Upon registering, you will be emailed a dial-in number, direct passcode and unique PIN.

In addition, a live webcast will be available. Please register and join using the following link: https://enlightenergy-co-il.zoom.us/webinar/register/WN_EPkm-QfMTWKA5LJqsgjOSA

Hebrew Webcast

The webcast in Hebrew will be held at: 6:00am Eastern Time / 1:00pm Israel Time.

Please pre-register to join the live webcast: https://enlightenergy-co-il.zoom.us/j/86306286471